Mail Stop 3561

June 29, 2006

Jin Shi
ChinaGrowth North Acquisition Corporation
c/o Global Vestor Capital Partners LLC
105 Main Street
Hackensack, NJ 07601

> Re: **ChinaGrowth North Acquisition Corporation**
> **ChinaGrowth South Acquisition Corporation**
> **Registration Statements on Form F-1**
> **Filed May 25, 2006**
> **File Nos. 333-134458 and 333-134459**

Dear Mr. Shi:

We have reviewed the registration statements for ChinaGrowth North Acquisition Corporation and ChinaGrowth South Acquisition Corporation and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   With a view toward fuller disclosure, identify for us supplementally the names of the companies that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis in which an officer,

director, senior advisor, affiliate, underwriter or attorney of the registrant have been involved; the Securities Act Form the companies' filed on; if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed to date and whether the blank checks have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format. We may have further comment.

2.   Please tell us the factors you considered in determining to value this offering at $36,000,000. Please tell us the factors you considered when determining that you might need $34,200,000 in the trust fund to effect the business combination contemplated by the registration statement. It does not appear to the staff as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. We may have further comment.

3.   Prior to effectiveness of this registration statement, please confirm supplementally that you have resolved any outstanding state regulatory agency comments and that you have received clearance from all states where you have applied to have the units registered for sale.

4.   Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

5.   We note the disclosure throughout your registration statement that the initial per share liquidation price for shareholders will be $7.60, or 95% of the per unit IPO price of $8.00. Please expand and clarify why you believe it is appropriate to disclose such amount in light of the lack of assurance that directors will be able to satisfy their indemnification obligations, as is also disclosed.

6.   Please disclose all steps the company has taken to confirm that your directors have funds sufficient to satisfy their obligations with respect to ensuring the trust account is not depleted.

7.   Throughout your registration statement, and to the extent not already cited, please provide the bases for all statistics provided in your disclosure.

8.   We note that the registration statement covers "such indeterminable additional securities as may be issued as result of the anti-dilution provisions contained in

the Warrants." Please revise the disclosure to state that the indeterminate number of additional shares of common stock shall be issuable pursuant to Rule 416 to prevent dilution resulting from stock splits, stock dividends or similar transactions.

Cover Page of Prospectus

9. In the registration statement of ChinaGrowth North Acquisition, we note the statement on the cover page, and similar disclosure in the summary and business section, that "in the event ChinaGrowth South Acquisition Corporation … executes a definitive acquisition agreement, then we will have virtually unrestricted flexibility in identifying and selecting a prospective target business in the PRC." Please explain this statement in more detail in the summary and business section. Also revise accordingly similar disclosure in the registration statement of ChinaGrowth South Acquisition.

10. Please revise the second paragraph to indicate the offering price per unit.

Prospectus Summary

11. We note the statement "[w]e were formed for the purpose of acquiring through a share capital exchange … or other similar business combination, or control, through contractual arrangements." Please briefly describe in the summary how the company would acquire control of a business entity through contractual arrangement and why the company would structure an acquisition in this manner.

12. In the summary and in greater detail in the business section, please include a more balanced presentation of the business conditions in China. For example, please discuss any restrictions of foreign ownership of Chinese companies and risks related to political factors in China.

13. Please include in the summary whether the company's initial business combination must be a transaction in which the fair market value of the target business or business acquired simultaneously is at least equal to 80% of the net assets held in trust.

14. Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by Morgan Joseph. Alternatively, if such warrants are not included, discuss the reasons why such warrants are not included. In addition, discuss whether the underwriters have the right to consent before the company can exercise their redemption right and if so, discuss the conflicts of interest that result from such right.

Risk Factors, page 11

15. In risk factor 4 on page eleven, please disclose whether there are similar blank check companies seeking business combinations with entities that have their primary operations in China.

16. In risk factor 5, we note the disclosure that your directors will be personally liable under "certain limited circumstances." In this risk factor and in the business section, please describe in more detail the limited circumstances.

17. On page 14 in risk factor 7 you state, "[w]e anticipate that our instruction to the trustee would be given promptly after the expiration of the applicable 18-month or 24-month period." Please define "promptly."

18. Please disclose whether any of the companies identified in risk factor 14 are "blank check" companies.

19. In risk factor 18 on page 17, please change the reference to "$34,200,000 million" to "$34,200,000."

20. In risk factor 24 on page 20, "[i]f we are deemed to be an investment company …," please expand the risk factor to explain why the company could be deemed an investment company. See Section 3(a)(1)(A) and (C) of the Investment Company Act of 1940.

21. In risk factor 29, on page 23, you state "[s]ince 1978 China has been one of the world's fastest-growing economies in terms of gross domestic product, or GDP, growth." Please provide support for this statement. In addition, a number of statements are made in this risk factor relating to China's economy. Please also provide support for these statements.

Use of Proceeds, page 33

22. Please substantially revise the use of proceeds table to include a section that details all of the expenses and the amounts of each expense related to the identification and structuring of a business combination, such as legal and accounting, payment for administrative services and support, due diligence and working capital. Also include a line item that discloses the total amount of these expenses. Please include those expenses that will be paid from interest earned on the trust and revise the subheading to indicate the interest. You may want to include a footnote that discloses the maximum amount of interest earned that may be disbursed to the company.

23.   Please clearly indicate throughout the prospectus whether public stockholders will be entitled to receive interest earned on their portion of the trust in the event of liquidation and in light of the disclosure that the company will use interest earned on the trust to pay expenses. Please clearly disclose throughout the prospectus whether public stockholders seeking conversion would be entitled to receive any interest earned on their portion of the trust. The company may want to consider adding a risk factor regarding the public stockholders' rights to the interest in light of the requirements under Rule 419 that interest earned on the trust is for the sole benefit of the purchasers.

24.   Please discuss all possible uses of the proceeds held in trust if such funds are released to the company. Please disclose whether any operating expenses or finders' fees could be paid from the proceeds held in trust upon the release of the funds to the company, if the funds from the net proceeds not held in trust and the interest earned on the trust account were insufficient to cover all operating expenses and fees. Please reconcile this disclosure with the disclosure in the MD&A section.

25.   In the use of proceeds table, use of net proceeds not held in trust, we note the line item of $200,000 for "[l]egal, accounting, and other expenses attendant to the due diligence investigations, structuring and negotiations of a business combination." Please explain these expenses in more detail. We also note another line item of $150,000 allocated to due diligence. Please explain why there are two separate amounts for due diligence and indicate which line item of due diligence would be used to pay officer and directors for their performance of due diligence.

26.   Please clearly indicate which line item will be allocated to pay fees to third party consultants to assist the company's search for a target business. Please clearly indicate whether any of the reimbursements to stockholders for out-of-pocket expenses will be for their payments to third parties for third parties' performance of due diligence.

Proposed Business, page 41

Introduction, page 41

27.   On page 41 of the registration statement of China Growth North Acquisition Corporation, you state "[s]imultaneously with our formation, our principals incorporated ChinaGrowth South formed for the purpose of effecting a share capital exchange, asset acquisition or other similar business combination with an operating business that has its primary operating facilities located in the People's Republic of China in any city or province south of the Yangtze River.

We believe that conducting these two offerings simultaneously will be beneficial to us for a number of reasons, including allowing us to allocate expenses between us and ChinaGrowth South such as airfare, lodging and other expenses in connection with traveling to and from China, thereby reducing the cost to each of us." Please disclose specifically the expense sharing arrangements you have with ChinaGrowth South and file any agreements that memorialize the arrangements.

Effecting a Business Combination, page 44

Selection of a Target Business and Structuring of a Business Combination, page 45

28. We note that you will not pay any of your existing officer, directors, stockholders, or affiliates any finder`s fee or other compensation for services in connection with the business combination. Please disclose if these persons could receive such compensation from the target company and whether payment of finders`fee or consulting fee to these persons will be a criterion in the selection process of an acquisition candidate. In addition, please describe any policy prohibiting your management`s pursuit of such fees or reimbursements from the acquisition target company. If you do not have such a policy, please explicitly state so and consider including an appropriate risk factor.

Fair market value of target business, page 46

29. It may be helpful to include a risk factor that the company will not be required to obtain an opinion from an unaffiliated, independent investment banking firm as to the fair market value of the target business.

Opportunity for Shareholder Approval of Business Combination, page 47

30. On page 48, you state "[i]n connection with the shareholder vote required to approve any business combination, all of our existing shareholders have agreed to vote the ordinary shares owned by them prior to this offering in the same manner as a majority of the public shareholders who vote at the special or annual meeting called for the purpose of approving a business combination." Please expand upon this statement. Explain whether it means the existing shareholders will vote their shares in the same proportion as the vote by the public shareholders; or that the existing shareholders will vote the entirety of their shares either for or against a business combination, as determined by the totality of the public shareholder vote; or whether it means something else.

31. You go on to state that "our existing shareholders have also agreed that if they

acquire ordinary shares in or following this offering, they will vote such acquired shares in favor of a business combination." Please confirm that the existing shareholders will vote their shares acquired in the offering in favor of a business combination despite the vote of the majority.

Competition for Target Businesses, page 51

32. Please discuss competition in regards to similar blank check companies seeking business combinations with entities that have their primary operating facilities in China.

Comparison to Offerings of Blank Check Companies, page 53

33. In the table, please include a discussion that compares the terms of the offering with the terms under Rule 419 with respect to the shareholders' right to receive interest earned from the funds held in trust. Rule 419(b)(2)(iii) provides that, "Deposited proceeds and interest or dividends thereon, if any, shall be held for the sole benefit of the purchasers of the securities." It appears that the shareholders' right to the interest income from the trust is a separate issue from "Release of funds." Please revise accordingly.

Management, page 57

Directors and Executive Officers, page 57

34. Please identify any entities in the biographies that are or were blank check companies.

35. In the biography of Teng Zhou, please define "Hong Kong SAR."

Conflicts of Interest, page 59

36. You state on page 61 "our officers and directors have agreed not to become affiliated with entities, including but not limited to other blank check companies, which are engaged in business activities similar to those intended to be conducted by us." Please expand upon this statement. Tell us whether it applies to your current activities, any proposed acquisition, or both.

Description of Share Capital, page 66

General, page 66

37. You state "[u]pon the closing of this offering, we will adopt a new amended and restated memorandum and articles of association." Please summarize the

differences between the original and amended and restated memorandum and articles of association or cross-reference to the section that discusses the differences. Also disclose the reasons for the changes and why the company is delaying the filing of the amended and restated articles. If necessary, please reconcile this statement with the disclosure on page 73. In addition, please advise us whether exhibit 3.2, Form of Amended and Restated Memorandum and Articles of Association, are the amended and restated articles referred to in this section and on page 73.

Taxation, page 75

38. Please state whether the taxation discussion is based on an opinion of tax counsel, name the tax counsel, and file a copy of the opinion.

Other

39. Please include the disclosure required by Item 4(a) of Form F-1 and Item 10(B) of Form 20-F.

Financial Statements, page F-3

40. The financial statements should be updated, as necessary, to comply with Item 8.A.5 of Form 20-F at the effective date of the registration statement.

Note 3 – Proposed Offering, page F-9

41. Please clarify whether the volatility of 24.02% was calculated using the average volatility of the 420 companies (with market capitalizations of less than $200 million) from the Shanghai Stock Exchange Composite Index, as discussed in paragraph A22 of SFAS 123R, or whether the sum of the stock prices of the representative companies was used to create an index to calculate volatility. If this is the case, please explain your basis for the use of a calculated index in your fair value measurement, rather than basing expectations about future volatility on the average volatilities of the representative companies. Also, tell us whether you calculated volatility using daily historical prices or some other interval. Please provide us with a schedule listing each representative company, their market capitalization, their volatility, and the term and interval of the volatility.

Warrants

42. Given that the offer and sale of the warrants and the securities underlying the warrants are included in the units being registered, the offer and sale of the

underlying securities are registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19 you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result, liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. We note it appears you are currently assuming that the warrants will be classified as equity upon issuance based on the review of your capitalization table and the summary financial data, as adjusted. If you conclude that liability classification will be required upon issuance, please revise your capitalization table, summary financial data, dilution information and any where else in the document as needed, to properly reflect this classification. Additionally, please add disclosure in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

Item 8. Exhibits

43. We note that a number of exhibits, including the underwriting agreement and the opinion and consent of counsel, remain to be filed by amendment.

Exhibit 23.1

44. Provide a current consent of the independent accountant in any amendment. Also, the consent report should provide the name and signature of the independent accountant.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 if you have questions regarding the financial statements and related matters. Please contact Ronald Alper at (202) 551-3329 or Thomas Kluck, who supervised the review of your filing, at (202) 551-3233 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: William N. Haddad, Esq.
        Fax (212) 884-8498